

May 10, 2012

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chicago, IL 60606

>   **Re: Ryerson Holding Corporation**
>   **Amendment No. 13 to Registration Statement on Form S-1**
>   **Filed April 13, 2012**
>   **File No. 333-164484**

Dear Mr. Arnold:

    We have reviewed your response to our comments in our letter dated July 5, 2011 and have the following additional comments. Please note that the page numbers referenced below refer to the marked copy of your filing.

General

1. Please revise to disclose the names of the lead underwriters in your next amendment.

Prospectus Summary, page 1

Our Company, page 1

2. Refer to the second sentence. It is unclear to us what is meant by your belief that your presence in China "is the largest of any North American metal service center." Please revise for clarity. Similarly revise at page 4 under "China" and page 59 under "China."

3. Please revise to disclose here that, because Platinum will control more than 50% of the voting power of the common stock after this offering, you will be considered a controlled company for purposes of the NYSE listing requirements. In addition, please provide a brief summary of the effect such status could have on investors.

4. We note your disclosure on page 1 that you believe that you are one of the largest processors and distributors of metals in North America. Please balance this statement by disclosing, if true, that the metal service center industry is highly fragmented and that the largest companies account for only a small percentage of total market share.

5. It appears as though you may have closed one of your facilities in China. If this is true, please revise to disclose here so as to balance your disclosure on page 1 regarding your "established and growing presence in China."

Established and Growing Presence in International Markets, page 4

6. Please revise to clarify what is meant by you have "leveraged [y]our leadership."

Diverse Customer Base, and End Markets, page 4

7. We note your disclosure that you continue to expand your customer base and have added over 4,000 net new customers since December 31, 2009. Please also disclose the number of new customers you have added during the last fiscal year.

Strong Relationships with Suppliers, page 5

8. Please revise to state the last sentence in the second to last paragraph on page 5 as a belief.

Transformed Decentralized Operating Model, page 6

9. Please provide the basis for you belief that you "have a favorable cost structure compared to many of [your] peers."

Pursue Profitable Growth, page 6

10. Please revise to balance your disclosure to clarify that there is no guarantee that you will be able to expand.

Our Strategy, page 6

11. Please revise to balance the disclosure regarding accelerating your growth, given your recent net losses.

Expand Margins, page 7

12. Please revise to clarify what you mean on page 6 by "[s]ales to these businesses are typically transactional in nature" and "large volume program buyers."

Recent Developments, page 8

13. We note the disclosure regarding the concurrent New Notes offering and that it is not being registered under the Securities Act of 1933. Please provide us an analysis of the exemption from registration you are anticipating relying upon. In your response, please

also provide your analysis as to why this registration statement should not be considered as being used as a general solicitation for that private offering. Refer generally to Compliance and Disclosure Interpretations, Question 139.25 under Securities Act Sections.

14. Please revise to disclose here that you intend to enter into a registration rights agreement, pursuant to which you will agree to file with the SEC a registration statement with respect to an offer to exchange each of the New Notes for a new issue of debt securities registered under the Securities Act and to consummate an exchange offer by a date to be agreed upon with the initial purchaser of the New Notes.

Risk Factors, page 17

The metal distribution business is very competitive and increased competition could, page 18

15. Given your recent net losses, please revise the risk factor subheading to remove the reference to "net income."

We could incur substantial costs related to environmental, health and safety laws, page 23

16. Please revise to disclose here that, in October 2011, the United States Environmental Protection Agency named you as one of the businesses that may be responsible for the Portland Harbor Superfund Site or tell us why this is not necessary.

Use of Proceeds, page 31

17. Please include disclosure here that you used the proceeds from the issuance of the Ryerson Holding Notes in January 2010, in part, to pay a cash dividend to your stockholders.

18. Please confirm that you will discuss the order of priority of such listed use of proceeds, if necessary. Refer to Instruction 1 to Item 504 of Regulation S-K.

Management's Discussion & Analysis, page 39

Comparison of the Year Ended December 31, 2010 with the year ended December 31, 2011, page 41

Cost of Materials Sold, page 41

19. Please expand your discussion of cost of materials sold to quantify and discuss each significant cost components that contributed to the increase in costs of sales in 2011. For example, you disclose that the increase in cost of materials sold in 2011 compared to 2010 was due to the increase in tons sold resulting from the improvement in the economy

along with increases in mill prices, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

Liquidity and Capital Resources, page 45

20. We note your disclosure on page 8 that concurrent with this offering, Ryerson, Inc, your wholly owned subsidiary will be issuing senior secured notes (New Notes) in an amount not yet determined. We further note that the proceeds from these New Notes will be used to repay certain amounts of existing debt. Please revise the Liquidity section of MD&A to include disclosure of the nature and terms of the New Notes including any restrictive covenants.

Table of Contractual Obligations, page 51

21. In light of the fact that concurrent with this offering you will incur additional debt and repay certain portions of your existing debt, we believe it would be beneficial to provide a pro forma table of contractual obligations which would disclose your debt and obligations immediately after this stock offering and issuance of New Notes. Your pro forma table of contractual obligations should also include the increase in the Ryerson Credit Facility that will occur in order to pay the Platinum termination fee. Please revise accordingly.

Business, page 57

Broad-Based Product, page 60

22. Please clarify what is meant by "driving value-based pricing."

Strong Relationships with Suppliers, page 60

23. Either revise to state as a belief the last sentence in that paragraph or provide us supplemental support for that statement.

Pursue Profitable Growth, page 61

24. Please balance the disclosure in the last paragraph that you have no current plans for additional acquisitions or advise.

Sales and Marketing, page 69

25. Please revise the second sentence in this section to clarify that it is your belief that your field sales force "has extensive product and customer knowledge."

Principal and Selling Stockholders, page 91

    26. Please update the chart as to the most recent practicable date.

Report of Independent Registered Public Accounting Firm, page F-2

    27. We note from your response to our prior comment two, that you will remove the restrictive legend included on the bottom of the report of the independent registered public accounting firm immediately prior to the planned effectiveness of the Company's Form S-1 registration statement. Please revise accordingly. The consent of the independent registered accountant should be similarly revised.

Balance Sheet, page F-5

    28. We note from the disclosure included in Note 20 that JT Ryerson's Board of Directors approved the termination of the corporate advisory services agreement with Platinum Advisors, an affiliate of the Company's principal shareholder, which is contingent on the closing of the Company's public offering. We also note that JT Ryerson will pay Platinum Advisors a fee for terminating this agreement. Since it appears the termination of this agreement and the payment of the related fee are directly attributable to the Company's planned public offering, please revise to include a pro forma balance sheet alongside the Company's historical balance sheet as of the latest balance sheet date presented giving effect to the payment of this termination fee. In this regard we note that previous amendments had included a pro forma balance sheet alongside the interim balance sheet as of March 31, 2011, however upon updating the financial statements for the year ended December 31, 2011, the pro forma column no longer appears on the face of the historical balance sheet. Please revise accordingly. In addition, as previously requested, please revise Note 20 to explain the Company's planned accounting treatment for the termination fee to be paid to Platinum Advisors.

Notes to the Financial Statements, page F-7

Note 9. Debt, page F-19

    29. We note your disclosure that the terms of the Ryerson Notes restrict Ryerson from paying dividends to Ryerson Holding. We further note that you have included Schedule I Parent Company condensed financial information in your filing, which is required to be filed when the restricted net assets of the consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. In light of the fact that it appears that the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please revise the notes to the financial statements to include the amounts of such restricted net

assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. See Rule 4-08(e)(3) of Regulation S-X.

Note 17. Derivatives and Fair Value Measurements, page F-33

30. We note your disclosure of the table presenting assets and liabilities measured and recorded at fair value on a non-recurring basis. Please revise to include the fair value disclosures relating to the goodwill which was subject to impairment and remeasured to fair value in the year ended December 31, 2011. See guidance in ASC 820-10-50-5.

Note 20. Subsequent Events, page F-41

31. As previously requested, please revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined. Please make these revisions in a future amendment to the registration statement.

Exhibit 23.1 Consent of Ernst & Young

32. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

33. Please revise your Form S-1 registration statement to update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.
        Willkie Farr & Gallagher LLP